PACIFIC SELECT DISTRIBUTORS, LLC
(SEC I.D. No. 8-15264)

Statement of Financial Condition
as of December 31, 2017,
and
Report of Independent
Registered Public Accounting Firm

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Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.



Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA 92626
USA

Tel: 714 436 7100
Fax: 714 436 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of Pacific Select Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Select Distributors, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2018

We have served as the Company's auditor since 1987.

Pacific Select Distributors, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$61,368,098
Deferred commissions	3,150,990
Commission advances	1,048,138
Commissions and fees receivable	7,639,885
Taxes receivable	1,084,375
Other assets	167,886
TOTAL ASSETS	$74,459,372
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to affiliates, net	$21,716,228
Commissions and fees payable	4,928,575
Accounts payable and accrued liabilities	163,070
Deferred tax liabilities, net	27,769
Total Liabilities	26,835,642
Commitments and contingencies (Note 6)	
Member's Equity:	
Member's capital	204,294,526
Accumulated deficit	(156,670,796)
Total Member's Equity	47,623,730
TOTAL LIABILITIES AND MEMBER'S EQUITY	$74,459,372

See Notes to Financial Statement

2

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, LLC (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life), a Nebraska domiciled stock life insurance company. Pacific LifeCorp, a Delaware stock holding company, owns 100% of Pacific Life. Pacific Mutual Holding Company (PMHC) is a Nebraska mutual holding company that owns 100% of Pacific LifeCorp. Pacific Life, Pacific LifeCorp, and PMHC are referred to as the Parent Companies.

PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life and its wholly owned life insurance subsidiary, Pacific Life & Annuity Company (PL&A)(Variable Products). PSD is also the distributor of the Pacific Funds Series Trust, a multi-class, open-end investment management company (Mutual Funds).

BASIS OF PRESENTATION

The accompanying financial statement of PSD has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

PSD has evaluated events subsequent to December 31, 2017 and through February 26, 2018, the date the financial statement was issued, and has concluded that no events have occurred that require disclosure or adjustment to the financial statement.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments. These investments consist primarily of money market funds considered to be Level 1 in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification Fair Value Measurement hierarchy.

DEFERRED COMMISSIONS

Deferred commissions are front-end commissions paid to broker-dealers related to the sales of certain Mutual Funds share classes and are capitalized and amortized over the sales charge period. PSD tests the deferred commissions for recoverability based on cash flows expected to be received in future periods. Commissions with a sales charge period of one year or less are expensed as incurred.

Front-end commissions paid to authorized broker-dealers related to Class B mutual fund sales are deferred and amortized over the sales charge period or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed. The CDSC period for Class B shares are typically imposed at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 4%, 3%, 2%, 2% and 1% in the second, third, fourth, fifth, sixth and seventh years, respectively. Sales or transfers into Class B mutual fund shares were discontinued in 2017.

COMMISSION ADVANCES

Commission advances represent prepaid commissions to brokers for the sale of insurance contracts.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due to PSD from the sale of financial products. Commissions and fees payable represent amounts due to PSD's sales representatives in connection with the sales of financial products.

PAYABLE TO AFFILIATES, NET

PSD and Pacific Life enter into tri-party selling agreements with selling broker-dealers that state, among other things, that commissions payable to the selling broker-dealer are payable by Pacific Life through PSD. Payable to affiliates, net, primarily represents commissions payable to Pacific Life in connection with these agreements, net of commissions and other receivables due from Pacific Life.

INCOME TAXES

PSD is included in the consolidated Federal income tax returns of PMHC. PSD is allocated an income tax expense or benefit based principally on the effect of including its operations in the consolidated and combined returns in accordance with a tax allocation agreement with its Parent Companies. For example, PSD will be reimbursed for tax benefits expected to be utilized in PMHC's current year consolidated tax returns. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

On December 22, 2017, tax reform legislation formally known as the Tax Cuts and Jobs Act (the Act) was enacted, which significantly revised the U.S. corporate income tax system. The Act lowered the Federal corporate income tax rate from 35% to 21%, effective January 1, 2018.

Additional discussion of income taxes is included in Note 2.

2. **INCOME TAXES**

PSD does not have any net operating loss, capital loss, or tax credit carryforwards.

PSD did not record or release any unrecognized tax benefits during the year and does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date. PSD did not incur any penalties and paid an immaterial amount of interest during the year.

PSD is included in the consolidated Federal income tax returns of PMHC. PMHC files income tax returns in U.S. Federal and various state jurisdictions. PMHC is under continuous audit by the Internal Revenue Service (IRS) and is audited periodically by some state taxing authorities. The IRS is currently examining PMHC's tax returns for the years ended December 31, 2014 and 2013. The exam of the Federal tax returns through tax years ended December 31, 2012 has been completed and certain issues are under appeals. The State of California is auditing tax year ended December 31, 2009. The State of Michigan is auditing tax years ended December 31, 2013 and 2012. PSD does not expect the current Federal, California, and Michigan audits to result in any material assessments.

PSD has recorded the estimated effect of certain provisions of the Act in PSD's financial statement; however, the final impact of the Act may differ from these estimates. These differences could arise from changes in interpretations and assumptions PSD has made regarding the Act; guidance on the Act that may be issued; and/or actions PSD may or may not take as a result of the Act.

The SEC recently issued Staff Accounting Bulletin 118, addressing situations in which the accounting for income tax effects of the Act is still incomplete when financial statements must be issued. On the basis of the Bulletin, PSD is treating some effects

of the Act as provisional; these include the effect of the rate reduction. PSD is treating other effects of the Act as not yet estimated; these include certain tax planning strategies responsive to the Act.

Beginning January 1, 2018, PSD's U.S. income will be taxed at a 21% Federal corporate rate. PSD is required to recognize the effect of this rate change on its deferred tax assets and liabilities in the period the tax rate change is enacted. Accordingly, an income tax benefit of $18,513 has been recorded for the year ended December 31, 2017 for the remeasurement of the U.S. net deferred tax liabilities from 35% to 21% tax rate.

3. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2017, PSD's net capital was $37,039,774, which exceeded its required minimum.

4. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(1), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Operating under such exemption, PSD is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

5. TRANSACTIONS WITH AFFILIATES

A Service Plan adopted by the Pacific Select Fund, an investment vehicle provided to Pacific Life's and PL&A's variable life insurance policyholders and variable annuity contract owners, is in effect whereby the fund pays PSD, as distributor of the fund, a service fee in connection with services rendered or procured to or for shareholders of the fund or their variable contract owners. These services may include, but are not limited to: providing electronic, telephonic, and technological servicing support in connection with existing investments in the fund; answering questions regarding the fund, the portfolios, its portfolio managers and/or other service providers; payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations which assist in providing any of the services; and other services as described in the Service Plan.

Pacific Life and PL&A provide PSD with certain marketing and administrative services.

See Note 1 regarding the tax allocation agreement between PSD and its Parent Companies.

PSD has a commitment from Pacific Life for additional capital funding as may be required.

6. COMMITMENTS AND CONTINGENCIES

LITIGATION

From time to time, PSD may be subject to legal proceedings, claims and litigation in the ordinary course of business. PSD does not expect that the ultimate costs to resolve any such matters that may arise will have a material adverse effect on its financial position, results of operations or cash flows.

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